Exhibit 99

                       SunGroup, Inc. and Subsidiaries

                      Consolidated Financial Statements

                          December 31, 1997 and 1996

SunGroup, Inc. and Subsidiaries

Notes to Consolidated Financial Statements


     REVENUE RECOGNITION

     Revenue from barter transactions is recognized in accordance with APB 29 and, to the extent applicable, EITF 93-11. Revenue is recognized as advertising time is aired while the expense is recognized upon the receipt of the bartered merchandise or service. Upon entering into a barter agreement, the Corporation records an asset and a liability at the estimated fair market value of the product or service to be received. The asset is relieved as goods or services are received while the liability is relieved as advertising spots are run.